UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On March 13, 2026, Bao Jun Zhu, a member of the Board of Directors of the Company (the “Board”), resigned from serving as a member of the Board and the Audit Committee, effective immediately. His resignation was not as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Effective March 13, 2026, the Board appointed Ms. Tiange Yin as a member of the Board and a member of the Audit Committee effective immediately. The Board determined that Mr. Yin meets the independence criteria for directors and additional independence criteria prescribed by Nasdaq listing rules and SEC Rule 10A-3 for members of the Audit Committee.

Tiange Yin, age 26, has over 5 years of experience in the accounting sector. For the last 5 years, she has been working at Zhi CPA, starting as an associate in 2022 and progressing to a position of the senior manager in 2024. She is a graduate of King’s College London.

There are no arrangements or understandings between Ms. Tiange Yin and any other persons pursuant to which she was appointed as the Company’s director and a member of the Audit Committee. Ms. Tiange Yin does not have any family relationship with any of the Company’s other directors or executive officers or any persons nominated or chosen by the Company to be a director and a member of the Audit Committee. There are no existing or proposed transactions between Ms. Tiange Yin and the Company requiring disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2026	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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